Filed by Mid-America Apartment Communities, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Post Properties, Inc.

Commission File No.: 1-12080

Form S-4 File No.: 333-213591

The following is the text of a letter sent to certain MAA shareholders on October 20, 2016.

YOUR VOTE IS IMPORTANT

PLEASE VOTE YOUR PROXY TODAY

October 20, 2016

Dear Fellow Shareholder,

We recently sent you proxy materials in connection with the Special Meeting of Shareholders of Mid-America Apartment Communities, Inc. (“MAA”), to be held on November 10, 2016, to approve our proposed merger with Post Properties, Inc. (“Post Properties”) and related matters.

According to our latest records, we have not received your voting instructions for this important meeting. Your vote is extremely important, no matter how many shares you hold. After you have carefully reviewed the proxy materials that you recently received, please take a moment to VOTE your shares by signing, dating and returning the enclosed proxy card as soon as possible or, alternatively, you can vote via the Internet (see the instructions below).

The MAA Board of Directors unanimously recommends that MAA shareholders vote FOR the proposal to approve the Agreement and Plan of Merger, dated August 15, 2016, by and among MAA, Post Properties and certain of their affiliates (the “merger agreement”), the merger of Post Properties with and into MAA, with MAA continuing as the surviving corporation (the “parent merger”), and the other transactions contemplated by the merger agreement, including the issuance of shares of MAA common stock to Post Properties shareholders, FOR the proposal to approve an amendment to the MAA charter to increase the number of authorized shares of MAA common stock from 100,000,000 shares to 145,000,000 shares, and FOR the proposal to approve one or more adjournments of the MAA special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the proposals to approve the merger agreement, the parent merger and the other transactions contemplated by the merger agreement and to approve the MAA charter amendment.

If you need assistance voting your shares, please call D.F. King & Co., Inc. toll free at (866) 811-1442 or collect at (212) 269-5550. On behalf of your Board of Directors, thank you for your cooperation and continued support.

Sincerely,

H. Eric Bolton, Jr.

Chairman and Chief Executive Officer

You may use one of the following simple methods to promptly provide your voting instructions:

1.      Internet: Have the control number listed on the enclosed voting instruction form ready and follow the online instructions at www.proxyvote.com.

2.      Telephone: Call toll free: (800) 454-8683. Have your control number in hand. Follow the instructions provided.

3.      Mail: Sign, date, mark and return the enclosed voting instruction form in the postage-paid return envelope provided.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which MAA and Post Properties operate and beliefs of and assumptions made by MAA management and Post Properties management, involve uncertainties that could significantly affect the financial results of MAA or Post Properties or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed merger between MAA and Post Properties, including future financial and operating results, the attractiveness of the value to be received by Post Properties shareholders, and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic climates, (ii) changes in financial markets and interest rates, or to the business or financial condition of either company or business (iii) increased or unanticipated competition for the companies’ properties, (iv) risks associated with acquisitions, including the integration of the combined companies’ businesses, (v) the potential liability for the failure to meet regulatory requirements, including the maintenance of REIT status, (vi) availability of financing and capital, (vii) risks associated with achieving expected revenue synergies or cost savings, (viii) risks associated with the companies’ ability to consummate the merger and the timing of the closing of the merger, and (ix) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by MAA and Post Properties from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Neither MAA nor Post Properties undertakes any duty to update any forward-looking statements appearing in this document.

Additional Information about the Proposed Merger and Where to Find It

This communication relates to the proposed merger pursuant to the terms of the Agreement and Plan of Merger, dated as of August 15, 2016, by and among Mid-America Apartment Communities, Inc., Mid-America Apartments, L.P., Post Properties, Inc., Post GP Holdings, Inc. and Post Apartment Homes, L.P.

In connection with the proposed merger, MAA filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of MAA and Post Properties that also constitutes a prospectus of MAA. The registration statement was declared effective by the SEC on September 30, 2016 and the joint proxy statement/prospectus has been mailed or otherwise disseminated to MAA and Post Properties shareholders. MAA and Post Properties also plan to file other relevant documents with the SEC regarding the proposed merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by MAA and Post Properties with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by MAA with the SEC will be available free of charge on MAA’s website at www.maac.com or by emailing MAA Investor Relations at investor.relations@maac.com or contacting Tim Argo, Senior Vice President, Finance at 866-576-9689. Copies of the documents filed by Post Properties with the SEC will be available free of charge on Post Properties’ website at www.postproperties.com or by contacting Polly Butler, Investor Relations at 404-846-5022.

Certain Information Regarding Participants

MAA and Post Properties and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. You can find information about MAA’s executive officers and directors in MAA’s definitive proxy statement filed with the SEC on April 14, 2016 in connection with its 2016 annual meeting of shareholders and in Form 4s of MAA’s directors and executive officers filed with the SEC. You can find information about Post Properties’ executive officers and directors in Post Properties’ definitive proxy statement filed with the SEC on April 12, 2016 in connection with its 2016 annual meeting of shareholders and in Form 4s of Post Properties’ directors and executive officers filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the joint proxy statement/prospectus and may be included in other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from MAA or Post Properties using the sources indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.